Exhibit 99.1

Clearmind Medicine: New Scientific Publication Shows MEAI’s Potential as a Novel Weight Loss Drug

Vancouver, Canada, Aug. 06, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that a new article published by Baraghithy et al, revealed promising results from a recent study on 5-methoxy-2-aminoindane (MEAI) for combating obesity. The study was meticulously conducted by a team of experts led by Prof. Joseph Tam, head of the Obesity and Metabolism Laboratory at the School of Pharmacy in the Hebrew University of Jerusalem.

Key findings from the study include:

●	Weight loss: MEAI significantly reduced diet-induced obesity in mice by decreasing fat mass while preserving lean mass.

●	Improved Metabolism: MEAI significantly improved glycemic control by reducing hyperglycemia, glucose intolerance and hyperinsulinemia, highlighting its therapeutic potential in regulating glucose metabolism.

●	Fatty liver disease: MEAI decreased fatty liver by lowering liver triglyceride and cholesterol levels, mainly through inhibiting new lipid synthesis and reducing fat accumulation.

●	Increased Energy Expenditure: MEAI increased energy expenditure and fat utilization while maintaining a similar food consumption.

●	Activity: MEAI increased activity-specific energy expenditure without overstimulation supporting its potential to impact energy balance.

These findings are based on the results from Clearmind Medicine’s study aimed to investigate the ability of MEAI to modulate metabolism and counteract obesity. This comprehensive study was published in ACS Pharmacology and Translational Science, https://pubs.acs.org/doi/epdf/10.1021/acsptsci.4c00353.

Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine, commented, “The newly published paper shows the efficacy of MEAI as a promising therapeutic approach for weight loss and normalization of metabolic disorders. The comprehensive experiments demonstrate the ability of MEAI to significantly reduce weight by lowering the fat mass, improve the body’s metabolic function and lower fat accumulation in the liver, all of which position this treatment as a potential breakthrough in the treatment of obesity. We are excited by the potential of MEAI, which may position it at the forefront of weight loss treatments, even compared to the marketed treatments in the percentage of weight loss, its unique mechanism of action, the easy administration and in the fact that no food consumption constrains are required.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 28 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the efficacy of MEAI as a promising therapeutic approach for weight loss and normalization of metabolic disorders, MEAI’s position potential breakthrough in the treatment of obesity and the potential of MEAI, which may position it at the forefront of weight loss treatments. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.